UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sunshine Heart, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86782U106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86782U106		13G

1.	Names of Reporting Persons Talu Ventures Pty Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,663,212(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,663,212(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,663,212(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.8%

12.	Type of Reporting Person (See Instructions) FI

(1) Consists of 812,856 shares held by CM Capital Venture Trust 4A; 812,856 shares held by CM Capital Venture Trust 4B; 18,750 shares subject to outstanding warrants held by CM Capital Venture Trust 4A; and 18,750 shares subject to outstanding warrants held by CM Capital Venture Trust 4B. Talu Ventures Pty Ltd. is the investment manager of CM Capital Venture Trust 4A and CM Capital Venture Trust 4B and has voting and investment power over the securities held by CM Capital Venture Trust 4A and CM Capital Venture Trust 4B, but disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein. Voting and investment decisions are made by an investment committee of five individuals, each of whom disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

CUSIP No. 86782U106		13G

1.	Names of Reporting Persons CM Capital Venture Trust 4A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 831,606

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 831,606

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 831,606

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) FI

CUSIP No. 86782U106		13G

1.	Names of Reporting Persons CM Capital Venture Trust 4B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 831,606

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 831,606

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 831,606

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) FI

CUSIP NO. 86782U106			13G
Item 1.
	(a)	Name of Issuer Sunshine Heart, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 12988 Valley View Road Eden Prairie, Minnesota 55344

Item 2.
(a)

Name of Person Filing
Talu Ventures Pty Ltd

CM Capital Venture Trust 4A

CM Capital Venture Trust 4B

The Reporting Persons have entered into a Joint Filing Agreement, dated February 3, 2015, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-l(k)(l) under the Act.

(b)

Address of the Principal Office or, if none, Residence
Talu Ventures Pty Ltd
Level 8, 379 Queen Street
Brisbane QLD 4000 Australia

CM Capital Venture Trust 4A
Level 8, 379 Queen Street
Brisbane QLD 4000 Australia

CM Capital Venture Trust 4B
Level 8, 379 Queen Street
Brisbane QLD 4000 Australia

	(c)	Citizenship Talu Ventures Pty Ltd - Australia CM Capital Venture Trust 4A - Australia CM Capital Venture Trust 4B - Australia
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 86782U106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Talu Ventures Pty Ltd:
	(a)	Amount beneficially owned: 1,663,212
	(b)	Percent of class: 9.8%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0.
		(ii)	Shared power to vote or to direct the vote 1,663,212.
		(iii)	Sole power to dispose or to direct the disposition of 0.
		(iv)	Shared power to dispose or to direct the disposition of 1,663,212.
CM Capital Venture Trust 4A:
	(a)	Amount beneficially owned: 831,606
	(b)	Percent of class: 4.9%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0.
		(ii)	Shared power to vote or to direct the vote 831,606.
		(iii)	Sole power to dispose or to direct the disposition of 0.
		(iv)	Shared power to dispose or to direct the disposition of 831,606.

CM Capital Venture Trust 4B:
	(a)	Amount beneficially owned: 831,606
	(b)	Percent of class: 4.9%

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0.
(ii) Shared power to vote or to direct the vote 831,606.
(iii) Sole power to dispose or to direct the disposition of 0.
(iv) Shared power to dispose or to direct the disposition of 831,606.

812,856 shares are held by CM Capital Venture Trust 4A; 812,856 shares are held by CM Capital Venture Trust 4B; 18,750 shares are subject to outstanding warrants held by CM Capital Venture Trust 4A; and 18,750 shares are subject to outstanding warrants held by CM Capital Venture Trust 4B. Talu Ventures Pty Ltd. is investment manager of CM Capital Venture Trust 4A and CM Capital Venture Trust 4B and has voting and investment power over the securities held by CM Capital Venture Trust 4A and CM Capital Venture Trust 4B, but disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein. Voting and investment decisions are made by an investment committee of five individuals, each of whom disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

CUSIP No. 86782U106	13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §  240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CM Capital Venture Trust 4A

February 3, 2015
Date

/s/ Jonathan Whitehouse
Signature

Jonathan Whitehouse, Director of Trustee
Name/Title

CM Capital Venture Trust 4B

February 3, 2015
Date

/s/ Jonathan Whitehouse
Signature

Jonathan Whitehouse, Director of Trustee
Name/Title

Talu Ventures Pty Ltd

February 3, 2015
Date

/s/ Jonathan Whitehouse
Signature

Jonathan Whitehouse, Company Secretary
Name/Title

Exhibit A

AGREEMENT  REGARDING  THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 3, 2015

CM Capital Venture Trust 4A

February 3, 2015
Date

/s/ Jonathan Whitehouse
Signature

Jonathan Whitehouse, Director of Trustee
Name/Title

CM Capital Venture Trust 4B

February 3, 2015
Date

/s/ Jonathan Whitehouse
Signature

Jonathan Whitehouse, Director of Trustee
Name/Title

[Signatures continue on following page]

Talu Ventures Pty Ltd

February 3, 2015
Date

/s/ Jonathan Whitehouse
Signature

Jonathan Whitehouse, Company Secretary
Name/Title